October 10, 2024
Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 363 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Coastal Disciplined Total Return ETF
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Coastal Disciplined Total Return ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. The Trust notes that with the next post-effective amendment to its registration statement relating to the Fund, the Trust intends to change the name of the Fund to “Coastal Compass 100 ETF”.
Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Comment: Please complete the Fund’s fee table and example and provide a copy to the Staff for review five days prior to the Fund’s effective date.
Response: Please see Appendix A for the Fund’s completed Fees and Expenses table and Expense Example.
2.Comment: The manager of manager exemptive relief (“MOM Order”) granted to the Fund’s investment adviser and the Trust requires a fund that contains the name of its sub-adviser to include the adviser’s name as well and in front of the sub-adviser’s name. Please update the Fund’s name to comply with MOM Order or remove the reference to the Fund’s reliance on the MOM Order.
Response: The Trust respectfully declines to remove the MOM Order disclosure from the prospectus because the disclosure accurately describes the terms of the MOM Order should the Fund choose to rely on it. The disclosure states that the MOM Order “allows the Fund to operate in a ‘manager of managers’ structure,” but does not state that the Fund is required to do so or that they are currently doing so. The Amendment further states on page 14 of the Statement of Additional Information that “The Sub-Advisory Agreement was approved by… holders of a majority of the outstanding Shares [of the Fund],” which indicates that the Fund is not relying on the MOM Order.
The Trust notes that industry participants and the Staff have long treated multi-manager exemptive orders as not being in effect unless and until the exemption afforded by the order was relied upon by the applicants. Because the conditions of a multi-manager exemptive order require (i) previous disclosure in a prospectus of the effects of such exemptive order and (ii) approval by shareholders to permit the multi-manager structure prior to the use of such order, the Commission has regularly issued such orders prior to the date of their first use, as it would be impractical for applicants to request and obtain such relief solely at the time it is first needed.
Further, because sub-advisory agreements for a new fund are typically approved by the initial shareholder, new funds typically have no need to rely on multi-manager exemptive relief at their inception. Since the Commission has made it impractical to wait to obtain a multi-manager exemptive order until the time it is first needed, it would be improper for the Staff to interpret such relief as imposing a new slate of regulations/conditions on new funds that the Staff knows have no present need (and may not ever ultimately need) to rely on such relief.

The terms of the Trust’s exemptive order application, including the Commission’s Notice of such application, state that the MOM Order (and consequently, its conditions) would not apply to any fund until it was in compliance with the terms and conditions of the application:
Applicants request relief with respect to any existing or future series of the Trust … that: (a) is advised by Empowered…; (b) uses the manager-of-managers structure described in the application; and (c) complies with the terms and conditions of the application….
The Trust notes that there are ample examples of other funds that have been registered in the same manner as the Fund (i.e., containing disclosure about multi-manager relief while not yet relying on such relief and not yet complying with the conditions of such relief). See the following examples:
•Nicholas Fixed Income Alternative ETF, a series of Tidal Trust II (File No. 333-264478), Prospectus dated February 28, 2024 (filed Feb. 23, 2024) (Tidal Investments LLC was the investment adviser and BluePath Capital Management, LLC doing business as Nicholas Wealth Management was an investment sub-adviser), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1924868/000199937124002682/fiax-485bpos_022324.htm
•Bancreek U.S. Large Cap ETF, a series of Exchange Listed Funds Trust (File No. 333-180871), Prospectus dated December 18, 2023 (filed Dec. 18, 2023) (Exchange Traded Concepts, LLC was the investment adviser and Bancreek Capital Advisors, LLC was the sub-adviser), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1547950/ 000121390023096430/ea166919_485bpos.htm
•Leatherback Long/Short Alternative Yield ETF, a series of Tidal ETF Trust (File No. 333-227298), Prospectus dated October 11, 2020 (filed Oct. 9, 2020) (Toroso Investments, LLC was the investment adviser and Leatherback Asset Management, LLC was the investment sub-adviser), available at https://www.sec.gov/Archives/edgar/data/1742912/ 000089418920008264/ck0001742912-20201009.htm
•Vident Core U.S. Bond Strategy ETF, Vident Core U.S. Equity Fund, and Vident International Equity Fund, each a series of ETF Series Solutions (File No. 333-179562), Prospectus dated December 31, 2015 (filed Dec. 30, 2015) (Exchange Traded Concepts, LLC was the investment adviser and Vident Investment Advisory, LLC was the investment sub-adviser), available at https://www.sec.gov/Archives/edgar/data/1540305/ 000089418915006667/ess-vident_485b.htm
The Trust confirms that, at such time as it begins relying on the MOM Order, the Trust will comply with the conditions of the MOM Order, including with respect to the Fund’s name.
3.Comment: Either remove or supplementally explain the purpose of the last sentence of the first footnote to the Fund’s fee table.
Response: The Trust has deleted the first footnote. Please see Appendix A for revised disclosure.
4.Comment: The Principal Investment Strategies section mentions the use of REITs and ADRs as equity securities the Fund may invest in. Please include risk disclosure for both or revise the strategy section as applicable.
Response: The Trust has deleted references to REITs and ADRs. Please see Appendix B for revised disclosure.
5.Comment: In the Principal Investment Strategies section, please disclose the specific types of equity securities the Fund will invest in in addition to the list of general equity securities.
Response: The requested change has been made. Please see Appendix B for revised disclosure.
6.Comment: In the second paragraph of the Principal Investment Strategies section, it states in selecting securities the Sub-Adviser identifies companies based on Sub-Adviser’s fundamental research, but later state the Fund “uses a trend following approach that seeks to participate in upward trends in U.S. equity markets while providing downside protection.” Please revise to more clearly explain the Fund’s strategy by including types of data and analyses considered in making the investment and portfolio construction decision.
Response: The requested changes have been made. Please see Appendix B for revised disclosure.
7.Comment: In the same paragraph, explain what “based on a positive rate of change” means.
Response: The requested change has been made. Please see Appendix B for revised disclosure.
8.Comment: In the third paragraph of the Principal Investment Strategies section, please clarify how the Sub-Adviser identifies highest dividend-yielding stocks and what the highest dividend-yielding stocks are compared to. Also, please confirm whether 40% of 25 to 50 securities should be 10 to 20 securities.
Response: The requested changes have been made. Please see Appendix B for revised disclosure.
9.Comment: In the fourth paragraph of the Principal Investment Strategies section, 1) revise to more clearly explain what the “proprietary mathematical modeling approach” is including how it seems to identify unfavorable trends and what trends it considers; 2) clarify what “each respective market” are; and 3) consider a tailored risk disclosure regarding the mathematical model the Sub-Adviser relies on particularly if the model has not been used to manage assets in a registered product over a market cycle.
Response: The requested changes have been made. Please see Appendix B for revised disclosure. In addition, the Trust has added the following “Models and Data Risk”:
“The Fund relies heavily on proprietary mathematical models as well as information and data supplied by third parties (“Models and Data”). When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities that would have been excluded or included had the Models and Data been correct and complete. To the extent such model does not perform as designed or as intended, the Fund’s strategy may not be successfully implemented and the Fund may lose value.”
10.Comment: Given the Sub-Adviser was founded in 2024, consider adding a new sub-adviser risk, advise or revise the disclosure accordingly.
Response: The Trust has added the following “New Sub-Adviser Risk”:
“The Sub-Adviser has no experience with managing an ETF, which may limit the Sub-Adviser’s effectiveness. In addition, although the Sub-Adviser has retained third-parties to perform certain functions (e.g., compliance services, operations, etc.) it has limited resources, which may prevent it from being able to continue to provide sub-advisory services. In addition, the Sub-Adviser regularly evaluates its business continuity plan with the Adviser to ensure continuity of operations and portfolio management should a disruption to operations occur.”
11.Comment: On page 2 of the Statement of Additional Information (“SAI”), it states the Fund is diversified. Please reconcile this with the Prospectus which states the Fund is non-diversified.
Response: The Trust confirms that the Fund is considered to be non-diversified. The SAI has been revised accordingly.
If you have any questions regarding the above responses, please do not hesitate to contact me at (267) 393-5233 or alyssa@etfarchitect.com.

Sincerely,

/s/ Alyssa Bernard
Alyssa Bernard
Secretary, EA Series Trust

Appendix A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.80%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$82	$255

Appendix B
PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively-managed exchange-traded fund (“ETF”) that invests primarily in common stocks, but may at times seek to provide downside protection by investing up to 100% of the Fund’s assets into cash or cash equivalents, depending on market conditions.
Coastal Equity Management, LLC, the Fund’s sub-adviser (the “Sub-Adviser”) uses a trend following approach that seeks to participate in upward trends in U.S. equity markets while providing downside protection. Trend following, sometimes referred to as absolute momentum, is an investing approach that compares the price of a security to its own price trend, with the expectation that upward trending securities will continue their upward move in the future.
The Sub-Adviser first screens securities for inclusion in the investment universe. The investment universe is exclusively comprised of the 100 largest U.S. equity securities (by market capitalization) that are listed on a U.S. exchange. From the investment universe, the Sub-Adviser seeks to identify companies with a history of paying dividends or have the ability to increase dividends in the future and selects approximately 25 to 50 securities for inclusion in the Fund’s portfolio. The Sub-Adviser selects high quality companies that, in the Sub-Adviser’s view, have positive absolute momentum (i.e., a company’s performance is positive, as measured by comparing its price to its historical performance), attractive dividend yields, strong balance sheets, and reasonable valuations.
Of the 25 to 50 securities selected for the Fund’s portfolio, the Sub-Adviser selects the 10 to 20 highest dividend-yielding securities (based on the company’s most recent dividend payout) to comprise approximately 40% of the Fund’s portfolio, with each company approximately equally weighted. For the remainder of the Fund’s portfolio, the remaining companies are approximately equally weighted, and up to approximately 5% of the Fund’s assets may be held in cash or cash equivalents at any given time.
To avoid down trending markets, the Sub-Adviser uses a proprietary mathematical model that employs a series of stop levels, such that the Fund shifts up to 100% of the Fund’s assets into cash or cash equivalents (e.g., money market funds, U.S. Treasury securities, or other ETFs that invest in U.S. Treasury securities) and out of equities as the price of the overall U.S. equity market falls to the specified stop levels. The proprietary mathematical model considers current market prices and moving average prices to assess the current direction of the overall U.S. equity market.
During extreme market periods, up to 100% of the Fund’s portfolio may consist of cash or cash equivalents. The Fund may remain in cash or cash equivalents for longer periods of time. To follow the trend of an increasingly favorable market, the Fund will re-enter and buy securities at pre-determined intervals to gradually shift the Fund’s exposure be invested in equities (i.e., up to approximately 95% to 100%).
The Sub-Adviser may sell a security if there is a change in the company’s dividend policy, the company demonstrates a weakened commitment to dividends, there is a material change in the company’s business strategy, or when the Fund is seeking to limit the Fund’s exposure to equity market declines.
The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.